Prospectus Supplement No. 4

Filed pursuant to Rules 424(b)(3)

Registration Statement No. 333-126449

Prospectus Supplement No. 4 dated October 13, 2005

(to the Prospectus dated August 10, 2005)

25,718,731 Shares of Common Stock

This prospectus supplement should be read in conjunction with the prospectus dated August 10, 2005, as supplemented and amended by Supplement No. 1 dated August 16, 2005, Supplement No. 2 dated September 27, 2005 and Supplement No. 3 dated October 5, 2005 (collectively, the “Prospectus”) relating to the offer and sale from time to time by the selling shareholders identified in the Prospectus of up to 25,718,731 shares of the common stock of DrugMax, Inc. We will not receive any of the proceeds from the sale of the common stock being sold by the selling shareholders.

On October 13, 2005, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K, wherein we disclosed that we had entered into a Loan and Security Agreement with Wells Fargo Retail Finance, LLC (“Wells Fargo”), pursuant to which Wells Fargo will provide us with a senior secured revolving credit facility consisting of up to $65 million. The new facility replaces our prior facility with General Electric Capital Corporation.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 4 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Supplement No. 4 supersedes the information contained in the Prospectus.

Investing in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 2 of the Prospectus dated August 10, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 4 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is October 13, 2005.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 12, 2005

DrugMax, Inc.

(Exact name of registrant as specified in its charter)

STATE OF NEVADA	1-15445	34-1755390
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

312 Farmington Avenue

Farmington, CT 06032-1968

(Address of principal executive offices)

Registrant’s telephone number, including area code: (860) 676-1222

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On October 12, 2005, DrugMax, Inc. entered into a Loan and Security Agreement with Wells Fargo Retail Finance, LLC (“Wells Fargo”), pursuant to which Wells Fargo will provide DrugMax with a senior secured revolving credit facility consisting of up to $65 million (the “New Credit Facility”). Available credit under the New Credit Facility is based on eligible receivables, inventory and prescription files, as defined in and determined pursuant the agreement, and may be subject to reserves as determined by the lender from time to time. Interest on the revolving line of credit is calculated at the Prime index rate plus an applicable Prime margin (as defined in the agreement), unless DrugMax or the lender chooses to convert the loan to a LIBOR-based loan. In each case, interest is adjusted quarterly.

The New Credit Facility includes usual and customary events of default (subject to applicable grace periods) for facilities of this nature and provides that, upon the occurrence of an event of default, payment of all amounts payable under the New Credit Facility may be accelerated and/or the lenders’ commitments may be terminated. In addition, upon the occurrence of certain insolvency or bankruptcy related events of default, all amounts payable under the New Credit Facility shall automatically become immediately due and payable, and the lenders’ commitments shall automatically terminate.

The proceeds of the New Credit Facility were used to repay in full DrugMax’s existing line of credit with General Electric Capital Corporation (“GECC”) and also are expected to be used to provide financing for working capital, letters of credit, capital expenditures, potential acquisitions and other general corporate purposes. Accordingly, on October 12, 2005, DrugMax terminated its $65 million Amended and Restated Credit Agreement with GECC and in connection therewith repaid all outstanding amounts under the old credit facility to GECC along with a termination fee of $500,000.

As of October 13, 2005, there is approximately $18 million outstanding under the New Credit Facility.

Item 1.02 Termination of a Material Definitive Agreement.

See Item 1.01.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

See Item 1.01

Item 8.01 Other Events.

On October 13, 2005, DrugMax, Inc. issued a press release announcing its new credit facility with Wells Fargo. A copy of this press release is furnished as Exhibit 99.1 to this report and is incorporated into this form 8-K by reference.

2

Item 9.01 Financial Statements and Exhibits.

99.1	Press Release dated October 13, 2005

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

DRUGMAX, INC.

By:	/s/ Edgardo A. Mercadante
Edgardo A. Mercadante, Chief Executive Officer and President

Dated: October 13, 2005

4

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press Release dated October 13, 2005

5

Exhibit 99.1

FOR IMMEDIATE RELEASE:

DRUGMAX CLOSES ON CREDIT FACILITY WITH WELLS FARGO

Completes $116 Million Refinancing and Recapitalization

Farmington, CT, October 13, 2005 – DrugMax, Inc. (Nasdaq: DMAX), a specialty pharmacy and drug distribution provider, announced today that it has closed on its previously announced $65 million Senior Secured Revolving Credit Facility with Wells Fargo Retail Finance, LLC (WFRF). The new credit facility has a maturity of five years and replaces the Company’s previous $65 million Senior Credit Facility.

Jim Searson, Chief Financial Officer of DrugMax, said, “We are pleased to have closed on this new facility with Wells Fargo and in doing so have successfully completed a $116 million refinancing and recapitalization of the Company. Drawing upon our significantly increased financial flexibility, we intend to actively seek opportunities to grow our specialty pharmacy and Worksite Pharmacy SM businesses in an effort to create long-term value for the Company and its shareholders.”

As previously announced on October 4, 2005, DrugMax completed private placement investments of common stock and warrants totaling $51.1 million.

About DrugMax, Inc.

DrugMax, Inc. is a specialty pharmacy and drug distribution provider formed by the merger on November 12, 2004 of DrugMax, Inc. and Familymeds Group, Inc. DrugMax works closely with doctors, patients, managed care providers, medical centers and employers to improve patient outcomes while delivering low cost and effective healthcare solutions. The Company is focused on building an integrated specialty drug distribution platform through its drug distribution and specialty pharmacy operations. DrugMax operates two drug distribution facilities, under the Valley Drug Company and Valley Drug South names, and 77 specialty pharmacies in 13 states under the Arrow Pharmacy & Nutrition Center and Familymeds Pharmacy brand names. The DrugMax platform is designed to provide services for the treatment of acute and complex health diseases including chronic medical conditions such as cancer, diabetes and pain management. The Company often serves defined population groups on an exclusive, closed panel basis to maintain costs and improve patient outcomes. DrugMax offers a comprehensive selection of brand name and generic pharmaceuticals, non-prescription healthcare-related products, and diagnostic supplies to its patients, independent pharmacies, physicians, clinics, long- term care and assisted living centers. More information about DrugMax can be found at http://www.drugmax.com. The Company’s online product offering can be found at http://www.familymeds.com.

About Wells Fargo Retail Finance

Wells Fargo Retail Finance, headquartered in Boston, specializes in building relationships and delivering customized, flexible financial solutions to single and multi-channel retailers throughout North America. It is part of Wells Fargo & Company (NYSE: WFC), a diversified financial services company with $435 billion in assets, providing banking, insurance, investments, mortgage and consumer finance to more than 23 Million customers from more than 6,000 stores and the Internet (wellsfargo.com) across North America and elsewhere internationally. Wells Fargo Bank, N.A. is the only bank in the United States to receive the highest possible credit rating, “Aaa,” from Moody’s Investors Service.

Safe Harbor Provisions

Certain oral statements made by management from time to time and certain statements contained in press releases and periodic reports issued by DrugMax, Inc., including those contained herein, that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements, are statements regarding the intent, belief or current expectations, estimates or projections of DrugMax, its directors or its officers about DrugMax and the industry in which it operates, and include among other items, statements regarding the use of proceeds from its refinancing and DrugMax’s growth strategy and opportunities. Although DrugMax believes that its expectations are based on reasonable assumptions, it can give no assurance that the anticipated results will occur. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions are generally intended to identify forward-looking statements.

Important factors that could cause the actual results to differ materially from those in the forward-looking statements include, among other items, management’s ability to successfully implement is business and growth strategies, as well as its ability to integrate DrugMax and Familymeds and to increase sales to target physician groups. Further information relating to factors that could cause actual results to differ from those anticipated is included under the heading Risk Factors in DrugMax’s Form 10-K for the year ended January 1, 2005 filed with the U.S. Securities and Exchange Commission. DrugMax disclaims any intention or obligation to update or revise forward- looking statements, whether as a result of new information, future events or otherwise.

Contact:

DrugMax, Inc. (Nasdaq: DMAX)

Leon Berman, The IGB Group

212-477-8438

Bhavin Shah, The IGB Group

212-477-8439

# # #